UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 19, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS

Medellin, Colombia, March 19, 2021

The General Shareholders Meeting of Bancolombia S.A. (“Bancolombia”), held today, appointed the following candidates as members of the Board of Directors of Bancolombia for the period April 2021 – March 2023:

Non-independent members:

Gonzalo Alberto Perez Rojas

Juan David Escobar Franco

Independent members:

Luis Fernando Restrepo Echavarria

Andres Felipe Mejia Cardona

Sylvia Escovar Gómez

Arturo Condo Tamayo

Silvina Vatnick

As a result of these appointments, 71% of the members of the Board of Directors will continue to be independent members, 28% of the seats will be held by women and 28% of the seats will be held by foreign nationals.

Information about the Directors and their professional experience can be found at the following link: https://www.grupobancolombia.com/wps/portal/acerca-de

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371